Sea Sun Capital Corporation
424 Brookmill Road
Oakville, Ontario L6J 5K5
Canada

August 24, 2005

Ms. Babette Cooper
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0306

            Re:       Sea Sun Capital Corp.
                        Item 4.01 Form 8-K
                        Filed January 18, 2005
                        File No. 0-32307

Dear Ms. Cooper,

We are filing herewith an amended Form 8-K, in response to the Commission’s comments in the August 16, 2005 letter, which amendment makes all of the changes requested in said letter.

This will confirm that the Company acknowledges that

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Graham Millington________________
Graham Millington, CEO